Exhibit 99.1

Bell Canada redeems Ziply Fiber debt

MONTRÉAL, August 28, 2025 - Bell Canada (Bell) today announced that it has completed the redemption, prior to maturity, of all of Ziply Fiber’s outstanding debt securities having an aggregate principal amount of approximately $1.96 billion in U.S. dollars ($2.7 billion in Canadian dollars). Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States, was acquired by BCE Inc. on August 1, 2025.

Ziply Fiber’s outstanding debt securities consisted of approximately $1,594 million in U.S. dollars ($2,192 million in Canadian dollars) principal amount of Secured Fiber Network Revenue Term Notes (Term Notes) and $367 million in U.S. dollars ($509 million in Canadian dollars) principal amount of Secured Fiber Network Revenue Funding Notes (Funding Notes). The Term Notes were redeemed on August 28, 2025 for an aggregate redemption price of approximately $1,675 million in U.S. dollars ($2,304 million in Canadian dollars), consisting of the principal amount outstanding, all accrued and unpaid interest and the prepayment consideration. An aggregate amount of $367 million in U.S. dollars ($509 million in Canadian dollars) in Funding Notes was repaid on August 20, 2025, consisting of the total principal amount outstanding.

The redemption of Ziply Fiber’s debt was funded, in part, by the previously announced offering by Bell of $2.0 billion in Canadian dollars aggregate principal amount of MTN debentures pursuant to its medium term notes (MTN) program.

About Bell

Bell is Canada’s largest communications company,1 providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca .

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor Inquiries:

Krishna Somers

krishna.somers@bell.ca